Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-187386) and Registration Statement (No. 333-127493) on Form S-8 of Cubic Corporation of our report dated March 14, 2019, with respect to the statements of net assets available for benefits of the Cubic Corporation 401(K) Retirement Plan as of September 30, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended September 30, 2018, and the related supplemental schedule as of September 30, 2018, which report appears in the September 30, 2018 annual report on Form 11-K of the Cubic Corporation 401(K) Retirement Plan.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

March 14, 2019